Exhibit 10.1
CONFIDENTIAL
SEPARATION AGREEMENT AND RELEASE
     THIS SEPARATION AGREEMENT AND RELEASE (this “Agreement”) is being made and entered into effective this 21st day of September 2010 by and between Arthur P. Becker (“Employee”) and NaviSite, Inc. (“Employer”).
RECITALS
     Employee and Employer are parties to a Separation Agreement dated April 3, 2006 which was amended on December 4, 2008 (collectively, the “Separation Agreement”). Employee’s employment with Employer pursuant to the Employment Agreement, dated February 21, 2003 (the “Employment Agreement”) is terminated as a result of Employee’s voluntary resignation as of August 15, 2010 (the “Termination Date”). In addition, Employee has resigned from any and all positions with all direct and indirect subsidiaries of the Employer, including but not limited to all directorships and all positions as an officer of each subsidiary. As set forth in the Separation Agreement, Employee must execute a release of all claims in a form satisfactory to Employer in exchange for the severance benefits set forth in the Separation Agreement. This Agreement is such release and sets forth the terms of Employee’s separation from employment. The Employment Agreement and Separation Agreement are superseded by this Agreement to the extent described herein.
     Whether or not Employee executes this Agreement, Employee will receive all base salary and all other compensation due through and including the Termination Date (including all accrued but unused vacation time) and will receive paperwork from Employer or its administrators regarding COBRA, any vested benefits and life and disability insurance portability options, as applicable.
AGREEMENT
     NOW, THEREFORE, in consideration for the promises contained herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1. Notwithstanding any provisions, conditions or requirements set forth in the Employment Agreement or Separation Agreement, in consideration for Employee’s release of any and all claims in accordance with paragraph 5 herein and for other promises contained herein, Employer shall, provided the time period described in paragraph 8 has passed and this Agreement has not been revoked pursuant to paragraph 8, provide to Employee the following separation payments and benefits:
          a. Employer will pay Employee payments totaling $175,000.00 in equal installments over the six months following the Effective Date in accordance with Employer’s normal payroll procedures (together with the payments provided in subparagraphs b and c below, the “Severance Payments”);

          b. Employer will provide a Bonus Payment (as defined in the Separation Agreement) equal to Employee’s target bonus for the current fiscal year pro rated to the Termination Date. The Bonus Payment will be made in a lump sum, in the amount of $10,787.67 on the Effective Date. In addition, Employer will pay Employee $254,625.00 of unpaid bonus from the prior fiscal year; and
          c. For up to a six month period after the Termination Date, Employer shall provide reimbursement to Employee for COBRA payments for health and welfare benefits continuation provided Employee elects COBRA coverage and provided further that Employee provides proper receipts evidencing payment in a form reasonably acceptable to Employer, and such reimbursements shall be made no later than the end of Employee’s taxable year during which such expense was incurred.
          d. Employer and Employee shall use good-faith commercially reasonable efforts to have the office lease (the “Lease”) for the premises known as Suites 1607 and 1609 located at 654 Madison Avenue, New York, NY 10065 assigned from Employer to Employee as soon as reasonably practicable after the date of this Agreement. Employee shall be responsible for all future rent and other future payments and obligations under the Lease, provided, however, Employer shall pay to the landlord, on the later of the Effective Date and the date the Lease is assigned from Employer to Employee, an amount equal to $77,215.68, which amount represents ½ of the base rent due under such Lease in respect of the period from September 1, 2010 through August 31, 2011. In addition, the agreement entered into between Employer and Employee with respect to indemnifying Employee in his capacity as guarantor under the Lease shall continue to apply, but only with respect to the period prior to the assignment of the Lease, and shall no longer apply with respect to the period commencing with such assignment of the Lease. In conjunction with the assignment of the Lease, Employee shall be entitled to retain and Employer hereby transfers and assigns all of its right, title and interest in and to all office furniture, televisions and equipment, including networking equipment, located at such facility and all leasehold improvements (other than any desktop computer, laptop computer, routers and servers, which shall be returned to Employer promptly). In addition, Employer shall remain fully responsible for, and shall indemnify and hold harmless Employee from and against any and all claims, actions, loss, damages, obligations, liabilities, costs and expenses (including reasonable attorney’s fees and expenses) relating to, the obligations and liabilities of Employer (as tenant under the Lease or otherwise) with respect to the premises described herein, including without limitation the payment of all bills for services (including construction services) relating to leasehold improvements at, or office rent for, the premises described herein that were rendered on or prior to August 31, 2010, whether or not billed, invoiced or received by Employer as of such date. In the event the base rent for the Lease is reduced below its current amount for all or any portion of the first twelve months after the Lease is assigned by Employer to Employee, then Employee shall reimburse Employer for any amounts that Employer paid to the landlord pursuant to this paragraph (d) that results or resulted in Employer paying in excess of ½ of the actual base rent that was or is due under the Lease between September 1, 2010 and August 31, 2011. Employer will pay the legal fees and expenses of the landlord’s real estate attorney and any other fees or expenses associated with giving effect to this Section 1(d); provided that such reimbursement shall not exceed $5,000 in the aggregate.

          e. Employer will pay Employee $21,295.20 on the Effective Date, which represents all out-of-pocket expenses that Employee has incurred on behalf of Employer through the Termination Date and to which Employee is entitled to reimbursement.
          f. Notwithstanding any provision of any stock option agreement, restricted stock agreement, equity compensation plan, including, without limitation, the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan and the NaviSite, Inc. Amended and Restated 1998 Equity Incentive Plan, or any other agreement or plan to the contrary, all equity-based compensation awards held by Employee on the Termination Date, including, without limitation, the awards granted pursuant to the agreements listed on Annex A hereto, are hereby amended effective as of the Termination Date to provide that, for so long as Employee remains as a member of the Board of Directors of Employer (the “Board”) or of any of Employer’s parents, subsidiaries or affiliates, the awards shall, as applicable, continue to vest and remain exercisable as if Employee’s employment were continuing during the period Employee remains as a member of the Board; provided, that, in no event shall any stock option remain exercisable for longer than its original full term. For the avoidance of doubt, nothing in this paragraph shall operate to shorten any period of vesting or exercisability from what it would have been prior to the amendment described herein or be construed to prevent such awards from vesting in full upon a change of control. The Company shall, as soon as practicable following the Effective Date, take and cause to be taken all necessary and appropriate action under all of the foregoing plans, agreements and arrangements to formalize and document the amendments called for by this paragraph and deliver such documentation and amendments to Employee.
     2. If any of the Severance Payments are be subject to the tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any similar tax that may hereafter be imposed) (the “Excise Tax”), Employer shall pay to Employee an additional amount (the “Gross-Up Payment”) such that the net amount retained by Employee, after deduction of any Excise Tax on the Total Payments (as hereinafter defined) and any federal, state and local income tax and Excise Tax upon the payment provided for by this paragraph, shall be equal to the Total Payments. For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax, (a) any other payments or benefits received by Employee in connection with Employee’s termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Employer, (which, together with the Severance Payments, constitute the “Total Payments”) shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Employer’s independent auditors such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning if Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax, (b) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (1) the total amount of the Total Payments or (2) the amount of excess parachute within the meaning of Section 280G(b)(1) (after applying paragraph (a), above), and (c) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Employer’s independent auditors in accordance with the principles of Sections 280G(b)(3) and (4) of the

Code. For purposes of determining the amount of the Gross-Up Payment, Employee shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence on the Effective Date, net of the maximum reduction in federal income taxes, which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Employee’s employment, Employee shall repay to the Employer at the time the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income tax imposed on the Gross-Up Payment being repaid by Employee if such repayment results in a reduction in Excise Tax and/or a federal, state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of Employee’s employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), Employer shall make an additional gross-up payment in respect of such excess (plus any interest payable with respect to such excess) at the time that amount of such excess is finally determined.
     Payments to the Employee under paragraphs 1 and 2 shall be bifurcated into two portions, consisting of the portion, if any, that includes the maximum amount of the payments that does not constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code, and the portion, if any, that includes the excess of the Total Payments that does constitute nonqualified deferred compensation. Payments hereunder shall first be made from the portion that does not consist of nonqualified deferred compensation until such portion is exhausted and then shall be made from the portion that does constitute nonqualified deferred compensation. Notwithstanding the foregoing, if the Employee is a “specified employee” as defined in Section 409A(a)(3)(B)(i) of the Code, the commencement of the delivery of the portion that constitutes nonqualified deferred compensation will be delayed to the date that is 6 months and one day after the Employee’s termination of employment (the “Earliest Payment Date”). Any payments that are delayed pursuant to the preceding sentence shall be paid pro rata during the period beginning on the Earliest Payment Date and ending on the date that is 6 months following the Earliest Payment Date. The determination of whether, and the extent to which, any of the payments to be made to Employee hereunder are nonqualified deferred compensation shall be made after the application of all applicable exclusions under Treasury Reg. § 1.409A-1(b)(9). Any payments that are intended to qualify for the exclusion for separation pay due to involuntary separation from service set forth in Treasury Regulation § 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year of the Employee following the taxable year of the Employee in which Employee’s termination of employment occurs.
     3. Employer will deduct and withhold from the payments described in this Agreement federal, state and local income taxes and other deductions and withholdings that are required by applicable law to be deducted and withheld from wage payments to employees.
     4. Employee understands that he has ceased to be an employee of Employer as of the Termination Date and that, except as provided in this Agreement, Employer’s obligations under the Separation Agreement and Employment Agreement terminated effective as of the Termination Date. Because Employee will no longer be employed by Employer after the Termination Date, Employee will not be entitled to nor will Employee accrue or receive any further salary, benefits, ESPP and 401K participation, vacation pay, sick pay, paid personal leave, severance pay, bonuses of any kind, country club reimbursement, wages in lieu of notice, expense reimbursement or any other payment or compensation from Employer, other than base salary and accrued vacation owed through the Termination Date and the payments described in this Agreement, including in respect of any Unreleased Claims. For the avoidance of doubt, Employee is entitled to $13,461.54 for his accrued but unused vacation time in accordance with Employer’s policy relating to vacation accrual and usage, and nothing in this Agreement shall prevent him from receiving fees, equity awards and other compensation and benefits from Employer in his capacity as a director on and following the Termination Date.
     5. As a material inducement to Employer to enter into this Agreement, Employee and Employee’s heirs, administrators, and executors (collectively, “Employee’s Persons”) voluntarily, knowingly and unconditionally waive, release and discharge Employer, and each of its predecessors, successors, subsidiaries, employees, trustees, officers, directors, plan administrators, assigns, insureds, agents and attorneys (collectively, “Employer’s Released Persons”), from all claims, liabilities, demands and causes of action, known or unknown, fixed or contingent, that Employee and/or Employee’s Persons may have or claim to have against any of Employer’s Released Persons arising out of or related to the Employment Agreement, the Separation Agreement or any matter, event, fact, act, omission, cause or thing which existed, arose or occurred prior to Employee signing this Agreement, in each case other than the “Unreleased Claims.” The “Unreleased Claims” are: (i) the payments, benefits and rights specifically provided for in this Agreement, (ii) Employee’s rights to coverage under any policy of directors and officers insurance, (iii) Employee’s right to indemnification (including advances) under applicable law, the indemnification agreement, dated _________, _____ by and between Employer and Employee (the “Indemnification Agreement”), the by-laws, the certificate or articles of incorporation or other governing documents of Employer or any affiliate, state law, and any other agreement between Employee and Employer or any affiliate and (iv) all rights, claims and privileges of Employee in his capacity as a member of the Board. Except to the extent constituting an Unreleased Claim, Employee’s waiver and release in this Section 5 includes, but is not limited to:
          a. claims arising under any federal, state or local laws, including, without limitation, Title VII of the Civil Rights Act of 1964, the Older Workers Benefit Protection Act (“OWBPA”), the Age Discrimination in Employment Act (“ADEA”), the Americans with Disabilities Act, the Civil Rights Act of 1991, the Equal Pay Act, the Employee Retirement Income Security Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Family and Medical Leave Act (“FMLA”), the Fair Credit Reporting Act, the National Labor Relations Act, the New York Labor Law, the New York Wage and Hour Law, the New York Executive Law, the New York Human Rights Law, the New York Civil Rights Law and if applicable, the New York City Human Rights and Labor Law;
          b. claims for breach of contract, express or implied, including any claims for breach of any implied covenant of good faith and fair dealing and claims under the Employment

Agreement or the Separation Agreement that are not reserved herein (and other than any Unreleased Claim);
          c. any tort claims, including, without limitation, any claims for personal injury, harm or damages, whether the result of intentional, unintentional, negligent, reckless or grossly negligent acts or omissions;
          d. any claims for harassment, discrimination, wrongful discharge or any claims arising out of any legal restrictions on Employer’s right to terminate employees; and
          e. any claims for attorneys’ fees or legal costs or expenses in connection with any legal claim, except to the extent arising out of any Unreleased Claim or as specifically set forth herein.
          Employee warrants that Employee has not filed any lawsuit or arbitration, and is not a party to any lawsuit or arbitration, filed prior to execution of this Agreement against Employer or Employer’s Released Persons. In the event that there is outstanding any charge, complaint or action, Employee agrees to immediately withdraw or dismiss such with prejudice.
     Employee further affirms that Employee has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the FMLA. Employee further states and affirms that Employee has received all wages and other compensation due to date (other than those set forth in this Agreement). In addition, Employee and Employee’s Persons specifically waive all rights and benefits afforded by any state laws that provide in substance that a general release does not extend to claims which a person does not know or suspect to exist in Employee’s favor at the time of executing a release. However, Employee and Employee’s Persons are not waiving rights or claims under the OWBPA or the ADEA that may arise after the date Employee signs this Agreement. Nothing herein is intended to or shall preclude Employee from filing a complaint and/or charge with any appropriate federal, state or local government agency and/or cooperating with said agency in its investigation. Employee and Employee’s Persons, however, agree that Employee shall not be entitled to receive any relief, recovery or monies in connection with any such complaint or charge brought against Employer, without regard to who brought any said complaint or charge. Notwithstanding the generality of this paragraph, nothing herein shall be construed to cause Employee to release any Unreleased Claims.
     As a material inducement to Employee to enter into this Agreement, Employer, on behalf of itself and its subsidiaries and each of their respective employees, officers, directors and owners, voluntarily, knowingly and unconditionally waives, releases and discharges Employee and the Employee Persons from all claims, liabilities, demands and causes of action, known or unknown, fixed or contingent, that Employer may have or claim to have against Employee or any Employee Persons arising out of or related to the Employee’s employment with the Employer or any other matter, event, fact, act omission, cause or thing which existed, arose or occurred prior to and including the date of execution of this Agreement, other than claims for (i) gross negligence, (ii) fraud or (iii) willful misconduct (clauses (i), (ii) and (iii), collectively, the “Employer Unreleased Claims”), except, with respect Employer Unreleased Claims where the Employee acted in good faith and in a manner the Employee reasonably believed to be in or not opposed to the best interests of Employer, in which case such claims shall be waived, released and discharged and not be deemed to be Employer Unreleased Claims. For the avoidance of doubt, the Employer Unreleased Claims described in clauses (i) through (iii) of the preceding sentence are not being waived, released or discharged by Employer or its subsidiaries and each of their respective employees, officers, directors and owners. Employer acknowledges that it does not currently intend to file any lawsuit against Employee based on any facts of which its Board of Directors has actual knowledge as of the date of this Agreement in respect of any event, act, omission or other matter, including any event, act, omission or matter that would constitute an Employer Unreleased Claim.
     6. As a further material inducement to the parties to enter into this Agreement, the parties agree as follows:
          a. Except as provide in paragraph 1(d) of this Agreement, Employee shall immediately return and leave in the possession of Employer all information, papers, documents, writings, computers, keys, security cards, credit cards, computer disks and files, passwords and any other property or information belonging to Employer or any parent, subsidiary or affiliate of Employer which is in Employee’s possession or control, and all hard and electronic copies thereof; provided that nothing shall prohibit Employee from retaining any information or property that he received and is entitled to retain in his capacity as a member of the Board. All such property and information shall at all times remain the property of Employer or the applicable parent, subsidiary or affiliate of Employer.
          b. Employee hereby acknowledges that, during the course of his employment with Employer, he has become familiar with Employer’s trade secrets and other confidential information including technical and business information furnished to Employee by Employer regardless of whether such information is specifically designated as confidential and regardless of whether such information is in written, oral, electronic, or other form (the “Confidential Information”). Such Confidential Information may include, without limitation, trade secrets, know-how, inventions, technical data or specifications, computer programs, source code, programmers’ notes, testing methods, business plans, financial information, financial projections, research and development activities, product and marketing plans, and customer and supplier information. Employee agrees that Employee shall maintain all Confidential Information in strict confidence and shall not: utilize, disclose, reproduce, derivate, reverse engineer, modify, display, or transmit the Confidential Information in any way or manner; provided, that, nothing shall prohibit Employee from takeing the above actions in respect of information generally available to and known by the public or information that is or becomes available to Employee on a non-confidential basis from a source other than Employer (or any of its affiliates) or Employer’s stockholders, directors, officers, employees or agents (other than as a result of a breach of any obligation of confidentiality).
          c. Employee acknowledges and agrees that Employer would be irreparably damaged if he were to provide services to or otherwise participate in the business of any person or entity directly competing with Employer and that any such competition or provision of services by Employee would result in a significant loss of goodwill by Employer. Therefore, Employee agrees that for a period of twelve (12) months following execution of this Agreement (“Noncompete Period”) he will not, within the North American market, directly or indirectly, own any interest in, manage, control, participate in (whether as an officer, director, employee, partner, agent, representative or otherwise), consult with, render services for, or in any other manner engage in any business directly competing with the business of Employer as such businesses exist as of the Effective Date; provided, that Employee will not be restricted from being a passive owner of not more than five percent (5%) of the outstanding common stock, capital stock and equity of any firm, corporation or enterprise so long as Employee has no active participation in the management of the business of such firm, corporation or enterprise and, for so long as Employee has a direct ownership interest in Employer, Employee shall not be prohibited from engaging in activities in his capacity as a shareholder of Employer and, for so long as Employee is a director of Employer, Employee shall not be prohibited from engaging in activities in his capacity as a director of Employer.
          d. For a period of eighteen (18) months following execution of this Agreement, Employee shall not (i) induce or attempt to induce any employee of Employer to leave the employ of Employer, (ii) hire any person who is an employee of Employer at the Effective Date, (iii) solicit or service any customer, licensee or franchisee of Employer with respect to products or services that are or have been provided by Employer to such person during the twelve (12) month period prior to the Effective Date, or (iv) induce or attempt to induce any customer, supplier, licensee, licensor or franchisee of Employer to cease doing (or reduce its) business with Employer. For the avoidance of doubt, nothing in this Agreement shall be construed to prohibit Employee from hiring the individual who served as his administrative assistant immediately prior to the Termination Date.
          e. Employee shall not, at any time, (i) make or publish any untruthful statement (orally or in writing) that intentionally libels, slanders, disparages or otherwise defaces the goodwill or reputation (whether or not such disparagement legally constitutes libel or slander) of any of the Employer or any of the Employer’s Released Persons, or (ii) disparage, discredit, or make any negative statements or communications or cause a third person to disparage, discredit, or make any negative statements or communications concerning Employer or Employer’s Released Persons in any manner, directly or indirectly. Employer shall not, and shall cause its directors, officers, employees and representatives not to, at any time make or publish any untruthful statement (orally or in writing) that intentionally libels or slanders the goodwill or reputation of Employee or any Employee Persons.
          f. Notwithstanding the foregoing Section 6e, nothing in this Section 6 shall prevent any person from (i) responding publicly to incorrect, disparaging or derogatory public statements to the extent, but only to the extent, reasonably necessary to correct or refute such public statement, or (ii) making any truthful statement to the extent, but only to the extent, (w) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof), (x) reasonably necessary with respect to any proceeding or legal action to enforce this Agreement, (y) reasonably necessary to fulfill any fiduciary duty or (z) required to comply with any legal obligation.
          g. At Employer’s reasonable request and at times and in locations, and for amounts of time, agreed to by Employer and Employee, Employee shall reasonably cooperate with Employer and Employer’s Released Persons and their respective agents with transition of information or historical background Employee may have which Employer reasonably needs in relation to his employment with Employer. Such cooperation shall include, without limitation, any calls or emails from Employer to Employee in relation to training Employee’s replacement or transition activities. No compensation will be made for this cooperation other than the payments identified in paragraphs 1 and 2 above and reasonable and necessary travel-related reimbursements, if applicable. Employee further covenants that Employee will contact Employer in the event that there is any subpoena, notice or other instruction directing Employee to appear in any legal proceeding involving Employer or Employer’s or Employer’s Released Persons’ business.
          h. In the event of a breach or a threatened breach of any of the provisions of this paragraph 6, the non-breaching party would suffer irreparable harm, and in addition and supplementary to other rights and remedies existing in its or his favor, the non-breaching party shall be entitled to seek specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce or prevent any violations of the provisions hereof. The parties agree and acknowledge that the restrictions contained in this paragraph 6 are reasonable and necessary for the protection of the parties and that the parties have reviewed the provisions of this Agreement with its or his legal counsel.
          i. Employee hereby agrees that each provision in this paragraph 6 shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein. Moreover, if one or more of the provisions contained in this paragraph 6 shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.
          j. Notwithstanding anything to the contrary in this Agreement, including in this paragraph 6 or in the description of the released claims in paragraph 5 or in any other agreement between Employer and Employee, it is expressly understood and agreed that: (a) nothing herein (or in any other agreement between Employer and Employee) shall prevent, restrict or otherwise impair, in whole or in part, the right or ability of Employee and his affiliates (which, for purposes of this Agreement, shall be deemed to include Atlantic Investors, LLC (“Atlantic”)) (collectively with Employee, the “Employee Affiliates”) to, alone or in concert with others, (i) engage in any activity described in or contemplated by that certain Amendment No. 11 to the Schedule 13D filed by Employee and the other reporting persons therein with the Securities and Exchange Commission on July 12, 2010, including by proposing a modification of the terms of the proposal set forth in the letter dated July 12, 2010 from Atlantic to the Board, (ii) engage in any activity described in or contemplated by Items 4(a) through (j) of Schedule 13D, or (iii) make any public filing (e.g., a Schedule 13D amendment) required under applicable securities laws and regulations; and (b) neither Employee nor any Employee Affiliate shall have any obligation, hereunder or otherwise, to advise, discuss or consult with Employer, the Board (or any committee thereof) or any of their respective representatives in connection with any matter described in clause (a).
          k. The provisions of this Section 6 shall supersede and replace any and all obligations of Employee in respect of non-competition, non-solicitation, non-disclosure of confidential information and trade secrets, non-disparagement and cooperation with legal matters (collectively, the “Existing Restrictive Covenants”) contained in equity plans, equity agreements, the Employment Agreement, the Separation Agreement and any other agreement entered into by Employee in favor of Employer or any of its parents or subsidiaries, or in any other document, arrangement, policy or rule of Employer or any of its parents or subsidiaries of Employer (the “Covered Arrangements”). In connection with the foregoing, all such Existing Restrictive Covenants and Covered Arrangements, wherever contained, shall be, and they hereby are, null and void and terminated without additional or continuing obligation or liability of Employee and shall be replaced in their entirety with the covenants contained in this Section 6. Notwithstanding the foregoing, such obligations shall not be superseded to the extent they apply to Employee in his capacity as a director. For the avoidance of doubt, Employer’s Policy on Trading Public Securities and Public Disclosures (the “Insider Trading Policy”) and any other policy that applies to members of Employer’s Board shall not be deemed to be an Existing Restrictive Covenant or a Covered Arrangement, and Employee shall remain subject to such Insider Trading Policy or other such policy in accordance therewith for so long as he is a member of the Board, except to the extent such policy applies to a former member of the Board.
     7. Employee acknowledges that he is subject to the Insider Trading Policy and applicable law regarding purchasing and selling Employer securities while in possession of material, non-public information or otherwise as set forth in the Insider Trading Policy.
     8. Employee understands that Employee has been given a period of twenty-one (21) days from the date Employee first receives this Agreement in which to review and consider it, and that Employee may use as much or as little of this twenty-one-day period as Employee desires. Employee further understands that Employee has the right to discuss all aspects of this Agreement with an attorney of Employee’s choosing and that, although whether to consult with an attorney or not is Employee’s decision, Employer encourages Employee to do so. By signing this Agreement, Employee acknowledges and agrees that Employee is entering into this Agreement knowingly and voluntarily, that Employee has used as much, if any, of the twenty-one (21) day period as Employee desired, and that Employee has availed himself of the right to consult with an attorney to the full extent Employee desired.
     9. Employee has the right to revoke this Agreement within seven (7) days after signing it. Revocation can be made only by delivering a written notice of revocation to Employer at the following address:
Chief Financial Officer
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
For such revocation to be effective, it must be received no later than the close of business on the seventh day after Employee signs this Agreement; provided, that, such revocation will be effective if sent via email to Larry Schwartz prior to 11:59 p.m. (New York City time) on the seventh day after Employee signs this Agreement. This Agreement will not be effective or enforceable until the revocation period has expired without Employee having exercised

Employee’s right of revocation, specifically not until the eighth (8th) day after the Employee signs the Agreement and there has been no revocation (the “Effective Date”).
     10. This Agreement may not be modified, changed or discharged in whole or in part, except by written instrument signed by both parties hereto.
     11. The validity, interpretation, construction, performance and enforcement of this Agreement shall be governed by the substantive laws of the state of Delaware applicable to agreements made and to be performed therein, without regard to principles of conflicts of laws that would cause the laws of any other jurisdiction to apply. The parties agree that the venue and forum of any dispute under this Agreement shall be in a court in the state of New York or Delaware, or the federal courts located in such states, and hereby waive any contention that such forum or venue is not convenient or valid.
     12. It is the intent of the parties to this Agreement to settle all matters and claims as set forth in this Agreement. To that end, the parties agree that the releases and agreements contained herein shall survive and remain in effect regardless of any additional or different facts that each party may hereafter discover.
     13. If any provision of this Agreement shall be held to be invalid or unenforceable, this Agreement shall be construed as if that provision had never been contained in the Agreement, and the remainder of the Agreement shall remain valid and enforceable.
     14. [Intentionally Left Blank]
     15. Employee shall not be required to mitigate the amount of any payments or benefits provided hereunder and no payment or benefit provided hereunder shall be reduced by any other payment or benefit Employee may receive from other employment or otherwise.
     16. Employer will pay promptly after the Effective Date the first $5,000 of documented, reasonable legal fees and expenses (based on standard hourly rates) of legal counsel representing Employee in connection with the drafting and negotiation of this Agreement.
     17. This Agreement contains all of the understandings and agreements between Employee and Employer regarding the subject matter hereof, and supersedes all earlier negotiations and understandings, written or oral, including without limitation the Employment Agreement and the Separation Agreement. Notwithstanding the foregoing, (a) Employer hereby confirms and acknowledges that the Indemnification Agreement shall continue to survive in accordance with its terms and that Employer shall indemnify Employee in accordance with such Indemnification Agreement and all other commitments of Employer set forth in Employer’s by-laws, certificate or articles of incorporation, and in the by-laws, certificate or articles of incorporation or other governing documents of any affiliate or subsidiary of Employer, and in any other agreement between Employee and Employer or any of its affiliates or subsidiaries and to the fullest extent permitted by applicable law, it being acknowledged and agreed that Employer shall interpret and/or apply any provision of applicable law or any governing document relating to indemnification (including advancement of expenses) with respect to Employee in a manner consistent with how such provisions are interpreted and applied by Employer to then active executive officers of Employer, (b) Employee shall be covered under

Employer’s directors’ and officers’ liability insurance policies in effect from time to time on the same basis that other directors and officers are covered and (c) Section 4 of the Separation Agreement shall survive, as shall all other provisions of the Separation Agreement necessary to give effect to Section 4. Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Employer to assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place.
     18. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid, to the following addresses or to such other address as either party may designate by like notice:
a.	If to Employee, to:

Arthur P. Becker 654 Madison Avenue New York, NY 10065

b.	If to Employer, to:

NaviSite, Inc. 400 Minuteman Road Andover, MA 01810 Attention: Chief Financial Officer

With a copy to:

BRL Law Group LLC 425 Boylston Street, Third Floor Boston, MA 02116 Attention: Thomas B. Rosedale
and to such other or additional person or persons as either party shall have designated to the other party in writing by like notice.
     19. Employee represents and agrees that Employee has thoroughly read this Agreement in its entirety, that Employee has had reasonable time to consider its terms, that Employee has been provided with the opportunity to consult with counsel of Employee’s choosing and has done so, that Employee fully understands all of its terms, that Employee has not relied upon any representations, promises or statements, oral or written, that are not set forth in this Agreement, and that Employee is entering into this Agreement on a voluntary basis.
     20. Employer represents and warrants to Employee that (i) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved on behalf of Employer by the Board and that all corporate action required to be taken by Employer for the execution, delivery and performance of this Agreement has been duly and effectively taken; (ii) the officer signing this Agreement on behalf of Employer is duly authorized to do so; (iii) the execution, delivery and performance of this Agreement by Employer does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or corporate governance document to which Employer is a party or by which it is bound; and (iv) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of Employer enforceable against it in accordance with its terms.
     21. This Agreement may not be amended except by mutual written agreement of Employee and an authorized officer of Employer. No waiver by any party to this Agreement at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Any waiver to be effective must be in writing and signed by the party against whom it is being enforced. Neither this Agreement, nor any of the parties’ respective rights and obligations hereunder, may be assigned or delegated, in whole in part, directly or indirectly, by purchase, merger, consolidation or otherwise, without the prior written consent of the other party unless to the party in the applicable transaction that is the successor to the business of Employer.
     22. This Agreement may be executed in one or more counterparts, including by fax or PDF, each of which shall he deemed to be an original but all of which together shall constitute one and the same instrument.

EMPLOYEE /s/ Arthur P. Becker Arthur P. Becker Date NAVISITE, INC.
By:	/s/ James W. Pluntze
Title: CFO
Date: 9/20/10

Annex A
1.	NAVISITE, INC. Amended and Restated 1998 Equity Incentive Plan Non-Statutory Stock Option Agreement, between Employer and Employee, dated July 10, 2003

• 40,000 Stock Options

2.	NAVISITE, INC. Non-Statutory Stock Option Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated December 9, 2003

• 60,000 Stock Options

3.	NAVISITE, INC. Non-Statutory Stock Option Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated January 30, 2004

• 400,000 Stock Options

4.	NAVISITE, INC. Non-Statutory Stock Option Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated April 1, 2005

• 500,000 Stock Options

5.	NAVISITE, INC. Non-Statutory Stock Option Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated February 17, 2006

• 103,125 Stock Options

6.	NAVISITE, INC. Restricted Stock Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated August 21, 2007

• 131,640 Stock Options

7.	NAVISITE, INC. Non-Statutory Stock Option Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated June 15, 2010

• 100,000 Stock Options

8.	NAVISITE, INC. Restricted Stock Agreement, Granted Under Amended and Restated 2003 Stock Incentive Plan, between Employer and Employee, dated July 22, 2008

• 277,000 Stock Options